Filed by Targa Resources Partners LP

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Atlas Pipeline Partners, L.P.

Commission File No.: 001-14998

This filing relates to a proposed business combination involving Targa Resources Partners LP and Atlas Pipeline Partners, L.P.

Targa Resources

Investor Presentation

January 15, 2015

Forward Looking Statements

Certain statements in this presentation are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this presentation that address activities, events or developments that Targa Resources Partners LP (“TRP” or the “Partnership”) or Targa

Resources Corp. (“TRC” or the “Company”) expect, believe or anticipate will or may occur in the future are forward-looking statements. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties, factors and risks, many of which are outside the Partnership’s and the Company’s control, which could cause results to differ materially from those expected by management of Targa Resources Partners LP and Targa Resources Corp. Such risks and uncertainties include, but are not limited to, weather, political, economic and market conditions, including declines in the production of natural gas or in the price and market demand for natural gas and natural gas liquids, the timing and success of business development efforts, the credit risk of customers and other uncertainties. These and other applicable uncertainties, factors and risks are described more fully in the Partnership’s and the Company’s Annual Reports on Form 10-K for the year ended December 31, 2013 and other reports filed with the Securities and Exchange Commission. The Partnership and the Company undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information

Additional Information and Where to Find It

In connection with the proposed transaction, Targa Resources Corp. (“TRC”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Atlas Energy, L.P. (“ATLS”) and TRC and a prospectus of TRC (the “TRC joint proxy statement/prospectus”). In connection with the proposed transaction, TRC plans to mail the definitive TRC joint proxy statement/prospectus to its shareholders, and

ATLS plans to mail the definitive TRC joint proxy statement/prospectus to its unitholders.

Also in connection with the proposed transaction, Targa Resources Partners LP (“TRP”) will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Atlas Pipeline Partners, L.P. (“APL”) and a prospectus of TRP (the “TRP proxy statement/prospectus”). In connection with the proposed transaction, APL plans to mail the definitive TRP proxy statement/prospectus to its unitholders.

INVESTORS, SHAREHOLDERS AND UNITHOLDERS ARE URGED TO READ THE TRC JOINT PROXY STATEMENT/PROSPECTUS, THE TRP PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRC, TRP, ATLS AND APL, AS WELL AS THE PROPOSED TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A free copy of the TRC Joint Proxy Statement/Prospectus, the TRP Proxy Statement/Prospectus and other filings containing information about TRC, TRP, ATLS and

APL may be obtained at the SEC’s Internet site at www.sec.gov. In addition, the documents filed with the SEC by TRC and TRP may be obtained free of charge by directing such request to: Targa Resources, Attention: Investor Relations, 1000 Louisiana, Suite 4300, Houston, Texas 77002 or emailing

InvestorRelations@targaresources.com or calling (713) 584-1133. These documents may also be obtained for free from TRC’s and TRP’s investor relations website at www.targaresources.com. The documents filed with the SEC by ATLS may be obtained free of charge by directing such request to: Atlas Energy, L.P., Attn: Investor Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing InvestorRelations@atlasenergy.com. These documents may also be obtained for free from

ATLS’s investor relations website at www.atlasenergy.com. The documents filed with the SEC by APL may be obtained free of charge by directing such request to: Atlas

Pipeline Partners, L.P., Attn: Investor Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing IR@atlaspipeline.com. These documents may also be obtained for free from APL’s investor relations website at www.atlaspipeline.com.

Participants in Solicitation Relating to the Merger

TRC, TRP, ATLS and APL and their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies from TRC, ATLS or APL shareholders or unitholders, as applicable, in respect of the proposed transaction that will be described in the TRC joint proxy statement/prospectus and

TRP proxy statement/prospectus. Information regarding TRC’s directors and executive officers is contained in TRC’s definitive proxy statement dated April 7, 2014, which has been filed with the SEC. Information regarding directors and executive officers of TRP’s general partner is contained in TRP’s Annual Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding directors and executive officers of ATLS’s general partner is contained in

ATLS’s definitive proxy statement dated March 21, 2014, which has been filed with the SEC. Information regarding directors and executive officers of APL’s general partner is contained in APL’s Annual Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.

A more complete description will be available in the registration statement and the joint proxy statement/prospectus.

Targa Overview



Targa Resources Corp.
(NYSE: TRGP)
("TRC" or the "Company")(1)
100% Indirect Ownership
11.2% LP Interest
(12,945,659 LP Units)
Targa Resources GP LLC
Public Unitholders
2.0% General Partner Interest & IDRs
88.8% LP Interest
(102,828,437 LP Units)
Targa Resources Partners LP
(NYSE: NGLS)
("TRP" or the "Partnership")(2)
(S&P: BB+/BB+
Moody's: Ba1/Ba2; Positive)
Gathering and Processing Division
Logistics and Marketing Division
Field Segment
SAOU
Sand Hills
Versado
North Texas System
Badlands
33% of Operating Margin
Coastal Segment
Coastal Straddles
VESCO
LOU
8% of Operating Margin
Logistics Segment
Fractionation
Storage & Terminaling
Transportation & Dist.
Petroleum Logistics
39% of Operating Margin
Mkt. and Dist. Segment
NGL Marketing
Gas Marketing
Wholesale Propane
Refinery Services
Commercial Transportation
21% of Operating Margin

TARGA

(1) *TRC had 42,143,463 common shares outstanding as of October 24, 2014*
(2) *TRP ownership as of October 24, 2014; TRP operating margin percentages based on LTM as of September 30, 2014. Field segment includes "Other" Operating Margin*
(3) *Enterprise Value calculated using Market Cap as of December 31, 2014 and balance sheet data as of September 30, 2014*

4

Targa’s Diversified Midstream Platform

Operating Margin(1)

Operating margin percentages based on LTM as of September 30, 2014

Well Positioned for 2015 and Beyond

A Strong Footprint in Active Basins

Leadership position in oil and liquids rich Permian Basin

Bakken position capitalizes on strong crude oil fundamentals and active drilling activity

Leadership position in the active portion of Barnett

Shale “combo” play

GOM and onshore Louisiana provide longer term upside potential for well positioned assets

And a Leading Position at Mont Belvieu

Mont Belvieu is the NGL hub of North America Increased domestic NGL production is driving capacity expansions into and at Mont Belvieu Second largest fractionation ownership position at Mont Belvieu One of only two operating commercial NGL export facilities on the Gulf Coast linked to Mont Belvieu Position not easily replicated

Drive Targa’s

Long-Term Growth

Approximately $2.6 billion in announced organic capex projects completed or underway

Increased capacity to support multiple U.S. shale / resource plays

Additional fractionation expansion to support increased NGL supply

Increased connectivity to U.S. end users of NGLs

Expansion of export services capacity for global LPG markets at Galena Park marine terminal

Positioning Pro Forma for Targa/Atlas Transaction:

Expect to close Q1 2015

An even stronger footprint in active basins – modest change in fee based margin % and G&P %

Additional NGL opportunities

Better growth prospects than standalone

December 10th Press Release:

Maintaining pro forma 2015 estimates of 11-13% distribution growth at TRP and 35% dividend growth at TRC

Expect distribution coverage of 1.0 to 1.2 times

Commodity prices of $3.75/MMBtu for natural gas, $60/barrel for crude oil and $0.60/gallon for NGLs and related volume expectations

Commodity prices of $4.00/MMBtu for natural gas, $80/barrel for crude oil and $0.80/gallon for NGLs and related volume expectations

Major Announced Capital Projects and Preliminary 2015 Capex

- **Over $1 billion of projects completed in 2013 and approximately $1 billion completed in 2014**
- **Additional high quality growth projects under development for 2015 and beyond, with focus on capex efficiency**
  - CBF Train 5 Expansion (100 MBbl/d)
  - New Badlands Infrastructure and Potential Plant, which may be downsized/delayed
  - New Delaware Basin Plant, which may be downsized/delayed

Downstream Growth Projects	Preliminary Total Capex ($ millions)	2013 Capex ($ millions)	2014 Capex ($ millions)	Preliminary 2015 Capex ($ millions)	Actual / Expected Completion	Primarily Fee-Based
Petroleum Logistics Projects - 2013 - 2015+ (1)	$250	$40	$50	$30	2013 - 2015+	✓
CBF Train 4 Expansion (100 MBbl/d)	385	120	20	0	Mid 2013	✓
CBF Train 5 Expansion (100 MBbl/d)	385	0	50	200	Mid 2016	✓
International Export Project	480	250	165	0	Q3 2013/Q3 2014	✓
Other	130	30	50	25		✓
Total Downstream Projects	**$1,630**	**$440**	**$335**	**$255**		**$1,630**

G&P Growth Projects	Preliminary Total Capex ($ millions)	2013 Capex ($ millions)	2014 Capex ($ millions)	Preliminary 2015 Capex ($ millions)	Actual / Expected Completion	Primarily Fee-Based
Gathering & Processing Expansion Program - 2013 - 2015+ (2)	$185	$75	$110	$50	2013 - 2015+	
North Texas Longhorn Project (200 MMcf/d)	150	40	20	0	May 2014	
SAOU High Plains Plant (200 MMcf/d)	225	125	85	0	June 2014	
Badlands Expansion Program - 2013 - Q1 2015 (3)	465	250	215	0	2013/Q1 2015	✓
New Badlands Infrastructure and Potential Plant	150-320	0	0	125-250	YE 2015+	✓
New Delaware Basin Plant (100-300 MMcf/d)	100-250	0	0	50-110	Mid 2016+	
Other	40	25	15	10		
Total G&P Projects	**$1,315 - $1,635**	**$515**	**$445**	**$235 - $420**		**$615 - $785**
Total Projects	**$2,945 - $3,265**	**$955**	**$780**	**$490 - $675**		**$2,245 - $2,415 (4)**

TARGA

(1) 35 MBbl/d condensate splitter/alternative project expected to be in-service end of 2016 or early 2017, depending on permit timing and customer preference
(2) Includes additional spending in both Permian Basin and North Texas
(3) Additional gas processing plant will be in-service in Q1 2015
(4) ~$2.2-$2.4 billion of fee-based capital, ~74-76% of listed projects

7

Major Capital Projects Under Development

In current environment, Targa is focused on capital efficiency and flexibility

Over $2 billion of additional opportunities are in various stages of development

Opportunities include additional infrastructure in both G&P and Downstream

Increasing NGL supplies across the country will continue to drive the need for more processing, fractionation and connectivity

Total Capex Estimated Primarily

Additional Growth Opportunities ($ millions) Timing Fee-Based

Badlands Expansion Program

Permian Expansion Program

Train 6 Expansion

Train 7 Expansion

Additional Condensate Splitter/Export Projects

Ethane Export Project

Other Projects primarily

Total $2,000+ 2015 and beyond

Strong Growth in Fee-Based Margin Continues

Increasing Fee-Based Margin Provides Additional Stability to Our Business

($ in millions)

Fee-based operating

margin expected to

continue to increase to

65%+ for 2014

$211

200

$187

$160

$164

150

$113

100

$92

$88

$73

$81

72%

$66

62%

67%

$55 $60

57%

60%

$37

$47

$49

$45

$50

$30

$37

39%

45%

46%

53%

52%

$23

31%

28%

30%

30% 32%

31%

25%

19%

25%

$0

Q1

Q2

Q3

Q4

Q1

Q2

Q3

Q4

Q1

Q2

Q3

Q4

Q1

Q2

Q3

Q4

Q1

Q2

Q3

2010

2010

2010

2010

2011

2011

2011

2011 2012 2012

2012

2012

2013

2013

2013

2013

2014

2014

2014

Fees as % of Operating Margin

Capex projects with firm contracts provide clear visibility on increasing fee operating margin

Announced fee-based projects coming online in 2014

International Export Expansion Phase II

Additional Badlands Expansions

Fee-based margin increases driven primarily through increased margin in the Logistics Assets segment including contributions from CBF Train 4 and International Export projects, and through contribution from Badlands

Diversity and Scale Mitigate Commodity Price Changes

Growth has been driven by investing in the business, not by changes in commodity prices

TRP benefits from multiple factors that help mitigate commodity price volatility, including:

Scale

Business and geographic diversity

Increasing fee-based margin

Hedging

TRP’s current hedges include:

Approximately 80% of 2014 natural gas and approximately 30% of 2014 combined NGL and condensate

Approximately 50% to 60% of natural gas equity volumes for 2015(1) and 20% to 30% for 2016(1)

Approximately 45% to 55% of condensate equity volumes for 2015 and 25% to 35% for 2016

Given our hedge position and our large fee- based operating margin, we estimate the following sensitivities for Targa Standalone 2015 EBITDA:

A $5 drop in crude price would decrease EBITDA by ~$3 million

A $0.05 drop in the weighted average NGLs price would decrease EBITDA by ~$12 million

A $0.25 drop in natural gas price would decrease EBITDA by ~$5 million

(1) Will be towards bottom-end of range if there is significant ethane rejection in these years

NGLs Natural Gas Crude Oil

Adjusted EBITDA vs. Commodity Prices

Adjusted EBITDA—Actual Adjusted EBITDA—Guidance

WTI Crude Oil Prices—Quarter Realized WTI Crude Oil Prices—Guidance

$1,000 $130

$900 $120

$800

$110

$700

(millions) $600 $100

$500 $90 /barrel

$400 $80 $

$300

EBITDA $70

$200

$100 $60

$0 $50

2007 2008 2009 2010 2011 2012 2013 2014E

Adjusted EBITDA—Actual Adjusted EBITDA—Guidance

Henry Hub Nat. Gas Prices—Quarter Realized Henry Hub Nat. Gas Prices—Guidance

$1,000 $ 12.00

$900

$800 $ 10.00

$700 $ 8.00

(millions) $600

$500 $ 6.00 /Mmbtu

$400

EBITDA $300 $ 4.00 $

$200 $ 2.00

$100

$0 $ 0.00

2007 2008 2009 2010 2011 2012 2013 2014E

Adjusted EBITDA—Actual Adjusted EBITDA—Guidance

Weighted Avg. NGL Prices—Quarter Realized Weighted Avg. NGL Prices—Guidance

$1,000 $1.80

$900 $1.60

$800 $1.40

$700 $1.20

(millions) $600 $1.00

$500 /gal

$400 $0.80 $

EBITDA $300 $0.60

$200 $0.40

$100 $0.20

$0 $0.00

2007 2008 2009 2010 2011 2012 2013 2014E

Targa/Atlas Transaction

Targa + Atlas: Transaction Overview

Targa Resources Partners LP (NYSE: NGLS; “TRP” or the “Partnership”) has executed a definitive agreement to acquire Atlas Pipeline Partners, L.P. (NYSE: APL) for $5.8 billion(1)

0.5846 NGLS common units plus a one-time cash payment of $1.26 for each APL LP unit (implied premium(1) of 15%)

$1.8 billion of debt at September 30, 2014

Targa Resources Corp. (NYSE: TRGP; “TRC” or the “Company”) has executed a definitive agreement to acquire Atlas

Energy, L.P. (NYSE: ATLS), after its spin-off of non APL-related assets, for $1.9 billion(1)

Prior to TRGP’s acquisition, all assets held by ATLS not associated with APL will be spun out to existing ATLS unitholders

10.35 million TRGP shares issued to ATLS unitholders

$610 million of cash to ATLS

Each existing ATLS (after giving effect to ATLS’ spin out) unit will receive 0.1809 TRGP shares and $9.12 in cash

Accretive to NGLS and TRGP cash flow per unit and share, respectively, immediately and over the longer-term, while providing APL and ATLS unitholders increased value now and into the future

Post closing(2), NGLS plans to increase its quarterly distribution by $0.04 per LP unit ($0.16 per LP unit annualized rate)

NGLS expects 11-13% distribution growth in 2015 compared to 7-9% in 2014

Post closing(2), TRGP plans to increase its quarterly dividend by $0.10 per share ($0.40 per share annualized rate)

TRGP expects approximately 35% dividend growth(3) in 2015 compared to 25%+ in 2014

Transactions are cross-conditional and subject to shareholder and regulatory approvals

HSR clearance received

Continue to expect transaction to close in Q1 2015

(1) Based on market data as of October 10, 2014, excluding transaction fees and expenses

(2) Management intends to recommend this increase at the first regularly scheduled quarterly distribution declaration Board meeting after transaction closes

(3) Assumes NGLS distribution growth of 11-13%

Targa + Atlas: Strategic Highlights

Attractive Positions in Active Basins	◆ Already strong positions in Permian and Bakken enhanced with entry into Mississippi Lime and Eagle Ford
	  ◆ 4 of the top 5 basins by active rig count and unconventional well spuds(1)
	  ◆ Top 3 basins by oil production(1)
	◆ Also exposed to emerging SCOOP play and continued development of NGL-rich Barnett Shale
	◆ Adds diversity and leadership position in all basins/plays

Creates World-Class Permian Footprint	◆ Combines strong Permian Basin positions to create a premier franchise ◆ Provides new customer relationships with the most active operators in each basin ◆ Current combined processing capacity of 1,439 MMcf/d

Complementary Assets with Significant Growth Opportunities	◆ Significant organic growth project opportunities
	  ◆ 2014 pro forma growth capex of ~$1.2 billion
	  ◆ Additional projects under development of over $3 billion
	◆ NGL production to support Targa's leading NGL position in Mont Belvieu and Galena Park

Increased Size and Scale	◆ Combined partnership will be one of the largest diversified MLPs
	  ◆ Pro forma enterprise value(2) of $19 billion
	  ◆ Pro forma 2014E EBITDA of approximately $1.3-$1.4 billion(3)

Enhances Credit Profile	◆ Estimated pro forma leverage ratio of 3.3x Total Debt / 2014E EBITDA(4) at NGLS ◆ Increased size and scale move NGLS credit metrics closer to investment grade over time
Significant Long-Term Value Creation	◆ Immediately accretive to distributable cash flow at both NGLS and TRGP ◆ Increases FY 2015 vs FY 2014 distribution growth at NGLS to 11-13% and at TRGP to approximately 35% ◆ Provides larger asset base with additional long-term growth opportunities ◆ Higher long-term distribution/dividend growth profile than Targa standalone

TARGA

(1) *Source: Oil & Gas Investor*
(2) *Based on market data as of December 31, 2014, less the value of 16.3 MM PF NGLS units owned by TRGP*
(3) *Based on NGLS and APL guidance ranges*
(4) *Based on estimated compliance ratio*

13

Targa + Atlas: Attractive Positions in Active Basins

Mississippi

Lime

Bakken Woodford

SCOOP

Midland

Delaware Barnett

Pro Forma Asset Highlights

? 39 natural gas processing plants (~6.9 Bcf/d gross processing capacity) ? Over 22,500 miles of natural gas and crude oil gathering pipeline ? Gross NGL production of 278.9 MBbls/d in 2Q 2014 ? 3 crude oil and refined products terminals with 2.5 MMBbls of storage ? 17 gas treating facilities ? 573 MBbl/d gross fractionation capacity ? ~6.5 MMBbl/month effective capacity LPG export terminal

Legend

Atlas Targa

Natural Gas Processing Plant Natural Gas Processing Plant

Natural Gas Pipeline Terminal

Fractionator

Natural Gas Pipeline

Crude Oil Pipeline

NGL Pipeline

U.S. Land Rig Count by Basin(1)

100% Permian

90% Eagle Ford

470 469 463 463 491 545 559

80% Williston Eagle Ford

70% Marcellus

232 230 233 225 221 217 206 Mississippian

60%

50% 191 187 183 180 179 181 189 Granite

92 79 83 86 81 82 79 Wash

40% 88 76 73 77 74 76 79 DJ-Niobrara

70 70 60 54 65 70

39 69 38 45 41 50 40 50 43 54 55 44 61 Haynesville

30% 35 30 41 34 34 31 36 34 37 29 40 25 39 44 25 44

20% Utica

10% 420 447 446 445 458 467 486 Barnett

Others

0%

Q1—2013 Q2—2013 Q3—2013 Q4—2013 Q1—2014 Q2—2014 Q3—2014

(1) Source: Baker Hughes Incorporated, as of October 20, 2014

World Class Permian Footprint

Atlas’ WestTX system sits in the core of the Midland Basin between Targa’s existing SAOU and Sand Hills systems

More than 75% of the rigs currently running in the Midland Basin are in counties served by the combined systems

Pro forma, NGLS will be the 2nd largest Permian processor with 1.4 Bcf/d in gross processing capacity

Recent activity includes Targa’s 200 MMcf/d High Plains plant placed in service June 2014 and Atlas’ 200 MMcf/d Edward plant placed in service September 2014

Announced expansions include Atlas’ 200 MMcf/d Buffalo plant (in service mid 2015) and Targa’s 300 MMcf/d Delaware Basin plant (in service mid 2016)

Year-End Permian Gross Processing Capacity

2,000

1,639

Mcf/d) 1,600 1,439

(M

1,200 1,055 855

Capacity 655

770

ing 800 455

195

cess 400 784 784

Pro 575 600

YE 0

2012 2013 2014E 2015E

Targa Atlas

Combined Permian Footprint

Legend

Atlas

Natural Gas Processing Plant

Natural Gas Pipeline

Targa

Natural Gas Processing Plant

Natural Gas Pipeline

Midland

Delaware

Current Permian Gross

Processing Capacity Miles of Pipeline

(MMcf/d)

SAOU 369 1,800

Sand Hills 175 1,500

Versado 240 3,350

Total: Targa 784 6,650

Atlas WestTX 655 3,600

Total: PF Targa 1,439 10,250

Leading Positions in Active Basins

- Atlas' assets also provide exposure to significant drilling activity in the Mississippi Lime, SCOOP, Arkoma Woodford and Eagle Ford plays
- Largest gathering and processing footprint in the Mississippi Lime with 458 MMcf/d of nameplate capacity
  - System remains full with volumes offloaded to third parties
- Current project underway to connect Velma & Arkoma systems to create a gathering and processing super-system
  - Further potential to connect to Targa's North Texas assets
- Long-term contracts with active producers in the Eagle Ford

Year-End NorthTX/SouthTX/OK Gross Processing Capacity



YE Processing Capacity (MMcf/d)
2,000
1,600
1,200
800
400
-
2012
2013
2014E
606
228
100
278
1,316
200
458
380
278
1,916
400
458
580
478
Targa - North Texas
Atlas - SouthOK
Atlas - WestOK
Atlas - SouthTX

Combined Footprint



Mississippi Lime
Kansas
Oklahoma
Woodford
SCOOP
Barnett
Texas
Louisiana
Mississippi
Eagle Ford
Legend
Atlas
Natural Gas Processing Plant
Natural Gas Pipeline
Targa
Natural Gas Processing Plant
Terminal
Fractionator
Natural Gas Pipeline
Crude Oil Pipeline
NGL Pipeline

	Current North Texas/SouthTX/OK Gross Processing Capacity (MMcf/d)	Miles of Pipeline
SouthOK	500	1,300
WestOK	458	5,700
SouthTX	400	500
Total: Atlas	**1,358**	**7,500**
Targa North Texas	478	4,500
Total: PF Targa	**1,836**	**12,000**

TARGA

16

Producer Activity Drives NGL Flows to Mont Belvieu

Mississippi Lime Marcellus &

Others

Rockies

Woodford

SCOOP

Midland Barnett

Delaware

Mont

Belvieu

Terminal

Eagle Ford

Galena Park Marine

Import / Export

Terminal

Growing field NGL

production increases NGL

flows to Mont Belvieu

Increased NGL production

could support Targa’s

existing and expanding Mont

Belvieu and Galena Park

presence

Petrochemical investments,

fractionation and export

services will continue to

clear additional supply

Targa’s Mont Belvieu and

Galena Park businesses very

well positioned

Combined NGL Production (MBbl/d)

300

268

251

250

206

(MBbl/d) 200 118

169 178 115

77

Production 150 48 54

100

NGL 121 124 129 137 149

50

0

2010 2011 2012 2013 YTD 2014

Targa Atlas

Legend

Atlas

Natural Gas Processing Plant

Natural Gas Pipeline

Targa

Natural Gas Processing Plant

Terminal

Fractionator

Natural Gas Pipeline

Crude Oil Pipeline

NGL Pipeline

Third Party

Ethylene Cracker

Illustrative Y-Grade Flows

Import / Export

Targa + Atlas: Increased Size and Scale Enhance Credit Profile

Targa Atlas Pro Forma Targa

Market Cap ~ $10 Billion(1) ~ $3 Billion(2) ~ $ 13 Billion(1)

Enterprise Value ~ $13 Billion(1) ~ $6 Billion(2) ~ $ 19 Billion(1)

2014E EBITDA ($MM) $925—$975 Million $400—$425 Million $ 1,325 —$ 1,400 Million

2014E Growth $780 Million $400—$450 Million $ 1,180—$ 1,230 Million

CAPEX ($MM)

17%

20% 25%

35% 40% 11%

2014E Operating 5%

60%

Margin by Segment 15%

38% 7% 27%

Field G&P Coastal G&P Field G&P—Targa Coastal G&P—Targa

Logistics Marketing and Dist. Texas Oklahoma Logistics—Targa Marketing and Dist.—Targa

Texas—Atlas Oklahoma—Atlas

32%

40% 40%

YE 2014E % Fee-

Based 68% 60% 60%

Fixed Fee Percent of Proceeds Fixed Fee Percent of Proceeds (3) Fixed Fee Percent of Proceeds

(1) Represents combined market cap and enterprise value for NGLS and TRGP as of December 31, 2014, less the value of NGLS units or PF NGLS units owned by TRGP

(2) Represents combined market cap and enterprise value for APL and ATLS as of December 31, 2014 based on transaction consideration

(3) Includes keep-whole at 1% of total margin 18

Targa + Atlas: Pro Forma Volumes and Adjusted EBITDA

Field G&P Inlet Volumes (MMcf/d)

2,500

2,325

2,095

f/d) 2,000

MMc 1,605

( 1,452

1,500 1,315

Volumes 1,161

923

Inlet 1,000

&P 549

G

Field 500

780 873

612 682

–

2011 2012 2013 LTM 9/30/14

Targa Atlas

Adjusted EBITDA

$1,400.0

$1,296.6

$1,200.0

$376.9

$1,000.0 $ 954.1

A

D

EBIT $800.0 $ 735.1 $ 324.9

$ 671.8

$600.0 $ 181.0 $ 220.2

Adjusted $919.7

$400.0

$ 629.2

$ 490.8 $ 514.9

$200.0

–

2011 2012 2013 LTM 9/30/14

Targa Atlas

Pro Forma Capitalization

($ millions)

			As of September 30, 2014					
				Adjustments				As Adjusted
Capitalization	Rate	Maturity	As Reported	*$800MM Notes Issued Oct 2014*	*Redeem 7.875% Notes*	*APL Merger*	*$800MM Notes Issued January 2015*	Pro Forma
Cash and Cash Equivalents	--	--	$72.4					$72.4
A/R Securitization Facility[1]	--	--	237.6	*(216.5)*			*216.5*	$237.6
Revolver[1][2]	L+200	Oct-17	575.0	*(575.0)*	*259.8*	*482.3*	*565.5*	1,307.6
New Senior Notes	TBD	Jan-18	--				*800.0*	800.0
Senior Notes[3]	7.875%	Oct-18	250.0		*(250.0)*			--
Senior Notes	4.125%	Nov-19	--	*800.0*				800.0
Senior Notes	6.875%	Feb-21	483.6					483.6
Unamortized Discount			(26.0)					(26.0)
Senior Notes	6.375%	Aug-22	300.0					300.0
Senior Notes	5.250%	May-23	600.0					600.0
Senior Notes	4.250%	Nov-23	625.0					625.0
APL Senior Notes	6.625%	Oct-20	--			*500.0*	*(500.0)*	--
APL Senior Notes	4.750%	Nov-21	--			*400.0*	*(400.0)*	--
APL Senior Notes	5.875%	Aug-23	--			*650.0*	*(650.0)*	--
Total Debt			**$3,045.2**					**$5,127.8**
Total Owners' Equity			2,491.4			*4,017.3*		6,508.7
Total Capitalization			**$5,536.6**					**$11,636.5**

(1) Targa has no amounts outstanding under its revolving credit facility as of 1/15/2015 and $183 million outstanding under it's A/R facility

(2) Targa is in the process of amending its revolving credit facility to increase the facility size to approximately $1.6 billion from $1.2 billion and will continue to have the ability to request up to an additional $300 million of commitments

(3) The 7.875% notes were redeemed in full on November 28, 2014 at 103.938%.

TARGA

20

Targa Business Division and Segment Review

Field Gathering and Processing Segment

Gross Processing Expansions Capacity

Capacity 2014 Post-Expansions

(MMcf/d) (1) (MMcf/d) (MMcf/d)

North Texas 278 200 478

SAOU 169 200 369

Sand Hills 175 0 175

Versado 240 0 240

Badlands 38 40(2) 78

Total 900 1,340

As of YE 2013

Additional Badlands plant estimated completion YE 2014 and in-service early 2015

Field G&P Highlights

Approximately 900 MMcf/d of gross processing capacity at the end of 2013, expanding to approximately 1,340 MMcf/d in 2014(2) Permian Basin activity dominated by oil shale / resource plays; SAOU, Sand Hills and Versado are gathering from oil wells with associated gas and NGLs North Texas assets are located in oiler portion of Barnett Shale where drilling activity remains active Bakken activity also dominated by oil shale / resource plays

Meaningful Increase in Plant Inlet Volumes

903

900 125

800 780

700 682 100

104 (MBbl/d)

584 582 588 612

600 92

(MMcf/d) 83 75

500

74

400 68 70 71

Volume 50 Production

300 NGL

Inlet 200 25

100 Gross

0 0

2008A 2009A 2010A 2011A 2012A 2013A YTD

2014

2014

Inlet Volume Gross NGL Production 22

Targa’s Permian Basin Systems Across Broad Active Plays

Q3 2014

Gross Processing Q3 2014 Inlet Pipeline Recovered

Capacity (MMcf/d)(1) Volume (MMcf/d) Miles GPM

SAOU 369 207 1,800 5.3

Sand Hills 175 167 1,500 4.4

Versado 240 172 3,350 5.4

Total 784 546 6,650

Permian Growth Continues

2014 inlet volumes are expected to be meaningfully higher than 2013 in each of SAOU, Sand Hills and Versado

More horizontal wells are accelerating production growth

200 MMcf/d High Plains Plant placed in service in June 2014

35 mile Midland County Pipeline placed in service in June 2014

Recently approved construction of new 300 MMcf/d gas processing plant in Delaware Basin expected to be in-service at the end of Q1 2016

Targa’s Permian Basin Throughput and Capacity

Plant natural gas inlet, MMcf/d

1,000

Addition of 200 MMcf/d

800 High Plains Plant

in June 2014

600

400

200

0

2010 2011 2012 2013 YTD

2014

Inlet Volume Gross Capacity

Note: Gross processing capacity varies as GPM increases and decreases (1) As of Q3 2014

North Texas – Well Positioned for Growth

Rig Activity in North Texas(1)

Liquids-Rich Barnett Shale and

Marble Falls Driving Growth

Targa’s assets are well positioned to

access the active liquids-rich portion of

the Barnett Shale and the Marble Falls

play

200 MMcf/d Longhorn Plant placed in

service in May 2014

Barnett volumes continue to trend

higher as improvements in horizontal

drilling

and

multi-staged frac

completions result in higher initial

production rates

Producers starting to show increased

activity in Clay County

Marble Falls play in Jack and Palo Pinto

counties leverages existing system,

while providing expansion opportunities

Source: Drillinginfo; includes Archer, Clay, Cooke, Denton, Eastland, Haskell, Jack, Jones, Montague, Palo Pinto, Parker, Shackelford, Stephens, Throckmorton, Wise & Young Counties, TX

Badlands – High-Quality, Fee-Based Assets

System currently consists of oil gathering pipeline and terminal system, and natural gas gathering and processing operations, in McKenzie, Dunn and Mountrail Counties, North Dakota

Additional development ongoing across all areas of operations

The System’s trunkline and initial laterals are largely complete with expectations to continue to increase the miles of pipe in 2014 Connectivity Strategy: Johnsons Corner, Alexander, New Town, and Stanley Terminals provide multiple crude delivery options

All redelivery points are in discussion to be expanded

Rich natural gas is delivered to Little Missouri Processing Plant

Residue natural gas delivered to Northern Border Pipeline

State of North Dakota has mandated the producers submit a Gas Capture Plan to reduce flaring in order to obtain a drilling permit

Benefits Targa because the producer must have an outlet for their gas to eliminate flaring or they will not receive new drilling permits

Little Missouri Plant 3 expansion currently in process with estimated completion YE 2014, and in-service early 2015 Recently approved purchase of 200 MMcf/d plant that could be in-service YE 2015 or early 2016

?System Map

Legend

Crude Oil Assets

Completed pipelines

Proposed Pipelines

Terminals

Natural Gas Assets

Completed Pipelines

Proposed Pipelines

Processing Plant

Little Missouri Phase 3

Coastal Gathering and Processing Segment Overview

LOU (Louisiana Operating Unit)

Processing Plants: Gillis (180 MMcf/d), Acadia (80 MMcf/d) and Big Lake (180 MMcf/d)

Fractionation interconnected to LCF

Traditional wellhead volumes have been declining but inlet volumes have longer term upside potential

Other interconnected “straddle” volumes

Coastal Straddles (including VESCO)

Positioned on mainline gas pipelines processing volumes of gas collected from multiple offshore producing areas

VESCO is now processing rich gas from Shell’s Mars B / Olympus development

Coastal G&P Segment Volumes

2,000 80

1,680

1,530 1,558 1,551 70

1,600 1,416 1,330 60 (MBbl/d)

1,208

1,200 50

49 50 50 46 48 40

44 45

800 30 Production

20

400 NGL

10

0 0 Gross

2008 2009 2010 2011 2012 2013 YTD

2014

Inlet Volume Gross NGL Production

Inlet Volume (MMcf/d)

Logistics Assets – Extensive Gulf Coast Footprint

FRACTIONATOR

MARINE TERMINAL/DOCK

SALT DOME STORAGE TERMINAL

PIPE

CUSTOMER P/L CONNECTIONS

Fractionators

Gross Net

Capacity Capacity

(MBbl/d) (MBbl/d)(2)

CBF—Mont Belvieu(1) Trains 1-3 253 223

Backend Capacity 40 35

Train 4 100 88

GCF—Mont Belvieu 125 47

Total—Mont Belvieu 518 393

LCF—Lake Charles 55 55

Total 573 448

Other Assets

Mont Belvieu

30 MBbl/d Low Sulfur/Benzene Treating Natural Gasoline Unit

20 Underground Storage Wells

Adding 3 Underground Storage Wells

Pipeline Connectivity to Petchems/Refineries/LCF/etc.

6 Pipelines Connecting Mont Belvieu to Galena Park

Rail and Truck Loading/Unloading Capabilities

Other Gulf Coast Logistics Assets

Channelview Terminal (Harris County, TX)

Patriot Terminal (Harris County, TX)

Hackberry Underground Storage (Cameron Parish, LA)

Galena Park Marine Terminal

MMBbl/

Products Month

Export Capacity(3) LEP / HD5 / NC4 ~6.5

Other Assets

700 MBbls in Above Ground Storage Tanks

4 Ship Docks

(1) Recently commenced construction on Train 5, a 100 MBbl/d expansion

(2) Net capacity is calculated based on TRP’s 88% ownership of CBF and 39% ownership of GCF

(3) Phase II expansion now fully complete

Targa’s Galena Park Marine Terminal Effective Export Capacity

Phase I expansion completed in September 2013

Phase II was fully completed in September 2014

Phase II expansion was completed in stages

Additional 12” pipeline, refrigeration, and new VLGC-capable dock were placed in-service in Q1 and Q2 2014

Additional de-ethanizer at Mont Belvieu was placed in-service in Q3 2014

Targa’s nameplate refrigeration capacity is

~12,500 Bbl/h or ~300 MBbl/d or ~9 MMBbl/month

Effective capacity for Targa and others is primarily

a function of:

Equipment run-time and efficiencies

Dock space and ship staging

Storage and product availability

Targa’s effective capacity of 6.5 MMBbl/month is

~70% of the nameplate

Galena Park Loading Rates

300

250

200 70% Effective Capacity

MBbl/d 150

100

50

0

Loading Rates

5000 BPH Fully-Ref #1 Chiller 5000 BPH Fully-Ref #2 Chiller

2500 BPH Semi-Ref Chiller

Demand for Exports Continues to Increase

U.S. Propane(1)

120 $0.80

$0.70

100 $0.60

80 $0.50

$0.40

60 $0.30

$0.20 /gal

40 $

MMBbls $0.10

20 $0.00

($0.10)

0 ($0.20)

2005 2006 2007 2008 2009 2010 2011 2012 2013 YTD

(2) 2014

Imports Exports Propane Basis (CP less MB)

U.S. Butane(1)

30 $0.80

$0.70

25 $0.60

20 $0.50

$0.40

15 $0.30

$0.20 /gal

10 $

MMBbls $0.10

5 $0.00

($0.10)

0 ($0.20)

2005 2006 2007 2008 2009 2010 2011 2012 2013 YTD

Imports Exports Butane Basis (CP less MB)(2) 2014

Historically, U.S. Gulf Coast propane and butane have been favorably priced compared to world markets

Year to date 2014, the spread between the Saudi Contract propane price and Mont Belvieu propane price narrowed versus the levels experienced in 2012 and 2013, but demand for long-term and short-term cargoes remains strong

Targa owns one of only two operating commercial LPG export facilities on the Gulf Coast

Currently exporting low ethane propane, HD5 and butane

Targa can service small, mid-sized and VLGC vessels

Targa’s Phase II expansion is now complete and has increased effective capacity to export to approximately 6.5 MMBbl/month

Long term incentive to export continues as expected supply growth exceeds domestic demand

Source: IHS

CP = Saudi Contract Price

Petroleum Logistics – Highlights

- **Expanding TRP's Channelview Terminal**
  - In March 2014, announced the approval to construct a 35 MBbl/d condensate splitter at TRP's Channelview Terminal (Houston)
    - TRP has filed the permit, and expects the splitter to be in-service late 2016 or early 2017, depending on permit timing
  - Supported by a long-term fee-based arrangement with Noble Americas Corp., a subsidiary of Noble Group Ltd.
- **Continuing to expand TRP's Sound Terminal**
  - Expanded in Q1 2013 with connection to a local products pipeline
  - Added storage capacity in Q2 2014, and added ethanol, biodiesel and gasoline blending to the truck loading rack
- **The acquisition announced in January 2013 of Patriot on the Houston Ship Channel provides additional growth opportunities**
  - Potential location for an additional condensate splitter
  - Clean product storage and terminaling
  - Expansion potential for LPG exports
  - Connectivity to local pipelines and Targa Galena Park
- **Growing backlog of additional organic growth projects**



Terminal	Current Storage	Products	Capabilities
Targa Channelview Houston, TX	556 MBbl	Crude oil, blend stock, asphalt, marine diesel oil, used motor oil, vacuum gas oil, residual fuel oil	Truck and barge transport; Blending and heating; Vapor controls
Targa Sound Tacoma, WA	1,457 MBbl	Crude oil, gasoline, distillates, asphalt, residual fuel oils, LPGs, ethanol, biodiesel	Ship, barge, pipe, rail, and truck transport; Blending and heating; Vapor controls
Targa Baltimore Baltimore, MD	505 MBbl	Asphalt, fuel oil; ability to expand product handling	Truck and barge transport; Blending and heating; Can add rail, pipe, and ship
Total	**2,518MBbl**		

TARGA

30

Marketing and Distribution Segment

Marketing and Distribution Highlights

- **NGL and Natural Gas Marketing**
  - Manage physical distribution of mixed NGLs and specification products using owned and third party facilities
  - Manage inventories for Targa downstream business
  - Sell propane and butane for international export
  - Buy and sell natural gas to optimize Targa assets
- **Wholesale Propane**
  - Sell propane to multi-state, independent retailers and industrial accounts on a fixed or posted price at delivery
  - Tightly managed inventory sold at an index plus
- **Refinery Services**
  - Balance refinery NGL supply and demand requirements
  - Propane, normal butane, isobutane, butylenes
  - Contractual agreements with major refiners to market NGLs by barge, rail and truck
  - Margin-based fees with a fixed minimum per gallon
- **Commercial Transportation**
  - All fee-based
  - 686 railcars leased and managed
  - 75 owned and leased transport tractors
  - 22 pressurized NGL barges







Operating Margin vs. NGL Price



Operating Margin ($MM)
70
60
50
40
30
20
10
0
NGL Prices ($/gal)
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
2011
2012
2013
2014
NGL Price
Operating Margin

This segment incorporates the skills and capabilities that enable other Targa businesses

TARGA
31

Atlas Asset Overview

APL Asset Overview

1 West TX System

Geographic Area:	Permian Basin
Gross Processing Capacity:	655 MMcf/d
Processing Plants:	5
Miles of Pipeline:	~3,600
YE 2014 Capacity:	655 MMcf/d (as of 3Q 2014)
JV Partner:	Pioneer Natural Resources
JV Ownership:	APL – 72.8% Pioneer – 27.2%

2 SouthTX System

Geographic Area:	Eagle Ford Shale
Gross Processing Capacity:	400 MMcf/d
Processing Plants:	2
Miles of Pipeline:	~500
YE 2014 Capacity:	400 MMcf/d (as of 2Q 2014)
JV Partners:	Southcross/TexStar
JV Ownership:	High Pressure Pipe: APL – 75.0% Southcross/TexStar – 25.0% Cogen: APL – 50.0% Southcross/TexStar – 50.0%



4
Mississippi Lime
Anadarko
3
Arkoma
Ardmore
Permian
1
2
Eagle Ford
Natural Gas Gathering Pipeline
Treating Facility
Processing Plant

3 SouthOK System

Geographic Area:	Woodford Shale / Ardmore / Arkoma / SCOOP
Gross Processing Capacity:	500 MMcf/d[1]
Processing Plants:	6
Miles of Pipeline:	~1,300
YE 2014 Capacity:	580 MMcf/d[1] (as of 4Q 2014)
JV Partner[2]:	MarkWest
JV Ownership[2]:	APL – 60.0% MarkWest – 40.0%

4 WestOK System

Geographic Area:	Anadarko Basin / Mississippi Lime
Gross Processing Capacity:	458 MMcf/d
Processing Plants:	4
Miles of Pipeline:	~5,700
YE 2014 Capacity:	458 MMcf/d

Diversified Asset Base Oil / NGL-Rich Areas Provides Significant Exposure to Increased Drilling Activity

(1) Indicates gross capacity, where APL owns 412 MMcf/d net processing capacity currently and will own 460 MMcf/d in net capacity by YE 2014

(2) Centrahoma JV ownership applies to Atoka, Coalgate and Stonewall plants. Velma and Tupelo plants are 100%-owned by APL

TARGA

33

APL – WestOK System

Summary

Owner and operator of 5,700 miles of natural gas gathering pipelines located in the Anadarko Basin / Mississippi Lime

(“WestOK”)

APL connecting approximately a well a day behind system and is the largest gatherer and processor in the Mississippi Lime

Additionally owns and operates four processing plants (458 MMcf/d gross):

Waynoka I Plant

200 MMcf/d (gross) cryogenic plant in Woods County Waynoka II Plant 200 MMcf/d (gross) cryogenic plant in Woods County Chester processing facility 28 MMcf/d (gross) in Woodward County Chaney Dell Plant 30 MMcf/d (gross) refrigeration plant located in Woods County

458 MMcf/d of nameplate capacity

Recently completed enhancements to increase capacity to 110% of nameplate

System remains full and some volumes continue to be bypassed and/or offloaded to third parties

The primary producers on the WestOK system include

SandRidge Exploration and Production, LLC and Chesapeake Energy Corporation

WestOK Asset Map

Average Processed Volume (MMcf/d)

600 530

484 479 513 510

500

413 425

380

400

316

279

300

200

100

0

Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2

2012 2012 2012 2012 2013 2013 2013 2013 2014 2014

APL – SouthOK System (Velma and Arkoma)

Summary

- **Owner and operator of 1,300 miles of natural gas gathering pipelines located in the Woodford Shale / SCOOP play consisting of the Velma and Arkoma Systems (1,200 miles and 100 miles, respectively) ("SouthOK")**
- **Additionally owns and operates five processing plants (500 MMcf/d gross):**
  - Velma Plant 1 and 2
    - 100 MMcf/d (gross) and 60 MMcf/d (gross) cryogenic plants in Stephens County
  - Atoka Plant (60% owner/operator)
    - 20 MMcf/d (gross) cryogenic plant in Atoka County
  - Colgate plant (60% owner/operator)
    - 80 MMcf/d (gross) cryogenic plant in Coal County
  - Tupelo Plant
    - 120 MMcf/d (gross) cryogenic plant in Coal County
  - Stonewall Plant (60% owner/operator)
    - 120 MMcf/d (gross) cryogenic plant in Coal County which is being expanded to 200 MMcf/d (gross) in 4Q 2014
- **Currently completing connection of the Velma and Arkoma Systems to create a gathering and processing super-system**
  - $80.0 million project to construct 55 miles of pipeline to connect the systems
- **The primary producers on the SouthOK system include XTO Energy, Inc., Marathon Oil Company and Vanguard Natural Resources, LLC**

SouthOK Asset Map



Key Producers In Area
EXXON
XTO ENERGY
VANGUARD
Continental
Marathon Oil
Oklahoma
Texas
Cleveland
McClain
Pottawatomie
Seminole
Hughes
McIntosh
Pittsburg
Latimer
Grady
Garvin
Pontotoc
Coal
Murray
Stephens
Johnston
Atoka
Pushmataha
Jefferson
Carter
Love
Marshall
Bryan
Clay
Montague
Cooke
Grayson
Fannin
AtlasPipeline
SOUTHTEX SYSTEM
Plant
Treater
Compressor
MTV to Arkoma
High Pressure
Intermediate
Low Pressure
Inactive

Average Processed Volume (MMcf/d)



500
400
300
200
100
0
Includes Velma Volumes Only
123
129
133
107
327
335
397
376
373
409
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014

TARGA

35

APL – WestTX System

Summary

- **72.8% owner and operator of 3,600 miles of natural gas gathering pipelines located across seven counties in the Permian Basin in West Texas ("WestTX")**
  - Minority interest owned by Pioneer Natural Resources Company ("Pioneer"), one of the largest active drillers in the Spraberry Trend
    - Pioneer has over 900,000 acres in the Permian
  - Gathering system being extended north into Martin County to serve further growth from production in Northern Permian
- **Additionally owns and operates five processing plants (655 MMcf/d gross):**
  - Consolidator Plant
    - 150 MMcf/d (gross) cryogenic plant in Reagan County
  - Driver Plant
    - 200 MMcf/d (gross) cryogenic plant in Midland County
  - Benedum Plant
    - 45 MMcf/d (gross) cryogenic plant in Upton County
  - Midkiff Plant
    - 60 MMcf/d (gross) cryogenic plant in Reagan County
  - Edward Plant
    - 200 MMcf/d (gross) cryogenic plant in Upton County
  - Currently constructing one additional 200 MMcf/d (gross) processing plant to bring nameplate capacity to 855 MMcf/d (gross) by the second half of 2015
- **The primary producers include Pioneer, COG Operating, LLC and Laredo Petroleum, Inc.**

WestTX Asset Map



Key Producers In Area
PIONEER NATURAL RESOURCES
EXXON
XTO ENERGY
CONCHO
LAREDO PETROLEUM
Apache
PARSLEY ENERGY
AtlasPipeline
WESTEX SYSTEM
High Pressure
Low Pressure
Midland
Glasscock
Sterling
Tom Green
Irion
Reagan
Upton
Driver
Midkiff and Consolidator
Edward
Benedum

Average Processed Volume (MMcf/d)



500
400
300
200
100
0
231
236
256
272
281
314
355
364
390
439
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014

TARGA
36

APL – SouthTX System

Summary

- **South Texas gathering and processing assets ("SouthTX") were acquired through the purchase of TEAK Midstream, L.L.C.**
  - Located in the wet gas / condensate window of the Eagle Ford Shale
- **Gathering assets consist of:**
  - 265 miles of primarily 20-24 inch gathering and residue pipelines
  - 275 miles of low pressure gathering lines
  - 75% interest in a joint venture that owns a 62 mile, 24-inch gathering pipeline
  - 75% interest in a joint venture that owns a 45 mile, 16-inch gathering pipeline, a 71 mile, 24-inch gathering pipeline and a 50 mile residue pipeline
  - 50% interest in a cogeneration facility
- **Additionally owns and operates two 200 MMcf/d (gross) cyrogenic natural gas processing plants**
  - Silver Oak II plant was placed in-service during the second quarter of 2014
- **The primary producers on SouthTX include Talisman Energy USA Inc. and Statoil Natural Gas LLC**
- **Added numerous producers to the system in 2014 and well positioned to capture processing volumes as current agreements with third party plants expire in 2015 and 2016**

SouthTX Asset Map



Uvalde
Medina
Wilson
DeWitt
Zavala
Karnes
Frio
Atascosa
Victoria
Goliad
Silver Oak I
Silver Oak II
Dimmit
La Salle
Bee
Refugio
McMullen
Live Oak
Aransas
San Patricio
Webb
Duval
Jim Wells
Nueces
Kleberg
Key Producers In Area
Chesapeake
SM ENERGY
MURPHY
TALISMAN
eog resources
ConocoPhillips
AtlasPipeline
SOUTHTEX SYSTEM
Plant
Compressor
High Pressure
Low Pressure
Inactive

Average Processed Volume (MMcf/d)



200
160
120
80
40
0
121
141
133
116
115
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014

TARGA

37

Appendix

Non-GAAP Measures Reconciliation

This presentation includes the non-GAAP financial measure of Adjusted EBITDA. The presentation provides a reconciliation of this non-GAAP financial measures to its most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States of America

(“GAAP”). Our non-GAAP financial measures should not be considered as alternatives to GAAP measures such as net income, operating income, net cash flows provided by operating activities or any other GAAP measure of liquidity or financial performance.

Non-GAAP Measures Reconciliation

Adjusted EBITDA – The Partnership and Targa define Adjusted EBITDA as net income attributable to Targa Resources Partners LP before: interest; income taxes; depreciation and amortization; gains or losses on debt repurchases and redemptions; early debt extinguishment and asset disposals; non-cash risk management activities related to derivative instruments; changes in the fair value of the Badlands acquisition contingent consideration and the non-controlling interest portion of depreciation and amortization expenses. Adjusted EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements such as investors, commercial banks and others. The economic substance behind management’s use of Adjusted EBITDA is to measure the ability of our assets to generate cash sufficient to pay interest costs, support our indebtedness and make distributions to our investors.

Adjusted EBITDA is a non-GAAP financial measure. The GAAP measures most directly comparable to Adjusted EBITDA are net cash provided by operating activities and net income (loss) attributable to Targa Resources Partners LP. Adjusted EBITDA should not be considered as an alternative to GAAP net cash provided by operating activities or GAAP net income. Adjusted EBITDA has important limitations as an analytical tool. Investors should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP.

Because Adjusted EBITDA excludes some, but not all, items that affect net income and net cash provided by operating activities and is defined differently by different companies in our industry, our definition of Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

Management compensates for the limitations of Adjusted EBITDA as an analytical tool by reviewing the comparable GAAP measures, understanding the differences between the measures and incorporating these insights into management’s decision-making processes.

Non-GAAP Reconciliation – 2010-2011 Fee-Based Margin

The following table presents a reconciliation of operating margin to net income (loss) for the periods shown for TRP:

	Three Months Ended							
	3/31/2010	6/30/2010	9/30/2010	12/31/2010	3/31/2011	6/30/2011	9/30/2011	12/31/2011
	($ in millions)							
Reconciliation of gross margin and operating margin to net income (loss):								
Gross margin	$ 185.9	$ 179.8	$ 184.7	$ 221.7	$ 213.9	$ 248.2	$ 227.2	$ 258.8
Operating expenses	(62.2)	(62.0)	(66.0)	(69.4)	(65.9)	(71.6)	(76.5)	(72.9)
Operating margin	123.7	117.9	118.8	152.4	148.0	176.6	150.7	185.9
Depreciation and amortization expenses	(42.0)	(43.0)	(43.3)	(47.8)	(42.7)	(44.5)	(45.0)	(46.0)
General and administrative expenses	(25.0)	(28.4)	(26.7)	(42.5)	(31.8)	(33.2)	(33.7)	(29.2)
Interest expense, net	(31.1)	(27.5)	(27.2)	(25.1)	(27.5)	(27.2)	(25.7)	(27.3)
Income tax expense	(1.4)	(0.9)	(1.6)	(0.1)	(1.8)	(1.9)	(1.5)	0.9
Loss (gain) on sale or disposal of assets	-	-	-	-	-	-	0.3	(0.6)
(Loss) gain on debt redemption and early debt extinguishments	-	-	(0.8)	0.8	-	-	-	-
Change in contingent consideration	-	-	-	-	-	-	-	-
Risk management activities	25.4	2.5	(1.9)	-	-	(3.2)	(1.8)	-
Equity in earnings of unconsolidated investments	0.3	2.4	1.1	1.7	1.7	1.3	2.2	-
Other Operating income (loss)	-	-	-	3.3	-	-	-	-
Other, net	-	0.1	-	0.1	(0.2)	0.1	(0.6)	3.2
Net income	$ 49.9	$ 22.9	$ 18.4	$ 42.8	$ 45.7	$ 68.0	$ 44.9	$ 86.9
Fee Based operating margin percentage	19%	25%	31%	31%	25%	28%	30%	30%
Fee Based operating margin	$ 23.0	$ 30.0	$ 36.9	$ 47.1	$ 37.3	$ 48.8	$ 44.8	$ 55.3

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Non-GAAP Reconciliation – 2012-2014 Fee-Based Margin

The following table presents a reconciliation of operating margin to net income (loss) for the periods shown for TRP:

	Three Months Ended										
	3/31/2012	6/30/2012	9/30/2012	12/31/2012	3/31/2013	6/30/2013	9/30/2013	12/31/2013	3/31/2014	6/30/2014	9/30/2014
	($ in millions)										
Reconciliation of gross margin and operating margin to net income (loss):											
Gross margin	$ 261.4	$ 243.8	$ 239.9	$ 259.6	$ 260.3	$ 265.2	$ 297.1	$ 355.1	$ 379.6	$ 384.0	$ 407.9
Operating expenses	(71.6)	(77.2)	(78.3)	(85.8)	(86.1)	(96.1)	(97.6)	(96.5)	(104.3)	(106.6)	(112.8)
Operating margin	189.8	166.6	161.6	173.8	174.2	169.1	199.5	258.6	275.3	277.4	295.1
Depreciation and amortization expenses	(46.7)	(47.6)	(47.9)	(55.2)	(63.9)	(65.7)	(68.9)	(73.1)	(79.5)	(85.8)	(87.5)
General and administrative expenses	(32.9)	(33.5)	(33.5)	(31.6)	(34.1)	(36.1)	(35.4)	(37.4)	(35.9)	(39.1)	(40.5)
Interest expense, net	(29.4)	(29.4)	(29.0)	(29.0)	(31.4)	(31.6)	(32.6)	(35.4)	(33.1)	(34.9)	(36.0)
Income tax expense	(1.0)	(0.8)	(0.9)	(1.5)	(0.9)	(0.9)	(0.7)	(0.4)	(1.1)	(1.3)	(1.3)
Loss (gain) on sale or disposal of assets	-	-	(18.9)	3.2	0.1	(3.9)	0.6	(0.8)	0.8	0.5	4.4
(Loss) gain on debt redemption and early debt extinguishments	-	-	-	(12.8)	-	(7.4)	(7.4)	-	-	-	-
Change in contingent consideration	-	-	-	-	0.3	6.5	9.1	-	-	-	-
Other, net	2.0	(0.6)	(3.3)	(8.3)	1.0	2.7	0.8	4.1	4.8	4.1	4.0
Net income	$ 81.8	$ 54.7	$ 28.1	$ 38.6	$ 45.3	$ 32.7	$ 65.0	$ 115.6	$ 131.3	$ 120.9	$ 138.2
Fee Based operating margin percentage	32%	39%	45%	46%	53%	52%	57%	62%	60%	67%	72%
Fee Based operating margin	$ 60.3	$ 65.7	$ 73.3	$ 80.0	$ 91.8	$ 87.6	$ 113.0	$ 160.2	$ 164.0	$ 187.0	$ 211.1

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